                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        STATE AUTO FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                   85570710500
                      (CUSIP Number of Class of Securities)

                             F. Ronald O'Keefe, Esq.
                             Hahn Loeser & Parks LLP
                                  3300 BP Tower
                                200 Public Square
                           Cleveland, Ohio 44114-2301
                                 (216) 621-0150

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                DECEMBER 9, 2002
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].



                               Page 1 of 6 Pages
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Page 2 of 7 Pages


CUSIP No. 85570710500

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         GREGORY M. SHEPARD


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3    SEC USE ONLY



4    SOURCE OF FUNDS

     PF & OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

               7    SOLE VOTING POWER

  NUMBER OF         2,000,000

   SHARES
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY

    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,000,000

   PERSON
               10   SHARED DISPOSITIVE POWER
    WITH            -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.13%

14   TYPE OF REPORTING PERSON*

     IN
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                                  SCHEDULE 13D

This Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of reporting transactions in the common stock, no par value ("Shares") of State Auto Financial Corporation.

ITEM 1.           SECURITY AND ISSUER.

This Schedule 13D relates to the common shares, without par value (the "Shares"), of State Auto Financial Corporation, an Ohio corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 518 East Broad Street, Columbus, Ohio 43215-3976.

ITEM 2.           IDENTITY AND BACKGROUND.

         a) The person filing this statement is Gregory M. Shepard (the "Filing Person").

         b) The principal business address and the principal office of the Filing Person is 15 Country Club Place, Bloomington, Illinois 61701.

         c) Gregory M. Shepard's present principal occupation or employment is acting as Chairman and President of American Union Insurance Company ("AUIC"), an Illinois stock property and casualty insurance company. AUIC's principal business office is located at 2205 East Empire Street, Suite A, Bloomington, Illinois 61704.

         d)       Negative.

         e)       Negative, except as described below:

                  The Filing Person executed a SEC consent decree on May 11, 2000 and the SEC issued the decree on September 20, 2000. The consent decree states that during April 1999 the Filing Person, through AUIC, purchased shares of Meridian Insurance Group, Inc. ("MIGI") on the open market during the pendency of a tender offer by AUIC for shares of MIGI in violation of Rule 10b-13. The Filing Person, without admitting or denying the findings, consented to the entry of the consent decree stating that the Filing Person should cease and desist from committing any violation, or future violation, of Rule 14e-5 (formerly Rule 10b-13) of the Act.

         f)       Mr. Shepard is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 2,000,000 Shares purchased by Filing Person was $31,517,621 (including commissions). The source of funding for the purchase of these Shares was personal funds and moneys borrowed pursuant to a Loan Agreement and Promissory Note between the Filing Person and Commerce Bank, N.A. ("Commerce"). Interest on the Commerce debt is computed at the prime rate, as announced from time to time by Commerce, less one percent. The Commerce debt matures on September 6, 2003 and is subject to certain other customary commercial loan terms. Commerce has a lien on the shares reported herein as having been acquired pursuant to a Securities Account Pledge Agreement (the "Commerce Pledge Agreement"). A copy of the Commerce Promissory Note and the Commerce Pledge Agreement are attached hereto as Exhibits 7.1 and 7.2.

ITEM 4.           PURPOSE OF TRANSACTIONS.

                               Page 3 of 7 Pages
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The Filing Person has acquired the Shares because he believes their true value exceeds their current market price. The Filing Person has orally informed the Issuer that he has acquired the Shares and that he may, from time to time, communicate with the Issuer concerning its affairs, including, possibly, exploring methods to enhance stockholder value. On December 11, 2002, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer's 2003 Annual Meeting of Shareholders:

                  Resolved, that the shareholders of State Auto Financial Corporation ("STFC") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors of STFC that would be authorized and directed to explore strategic alternatives to maximize shareholder value for the STFC shareholders, including, but not limited to, a merger of STFC's 68% owner State Automobile Mutual Insurance Company ("State Auto Mutual") with another mutual insurance company followed by the sale or merger of STFC, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of State Auto Mutual followed by the sale or merger of STFC.

A copy of the proposal and supporting statement are attached hereto as Exhibit
7.3. The Filing Person may acquire additional Shares at any time and from time to time in the open market or otherwise at prices which the Filing Person may determine. The Filing Person may dispose of the Shares at any time and from time to time in the open market or otherwise at prices which the Filing Person may determine. Except as set forth in this Item 4, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         a) As of the close of business on December 9, 2002, the Filing Person may be deemed to beneficially own, in the aggregate, 2,000,000 Shares, representing approximately 5.13% of the Issuer's outstanding Shares (based upon the 38,971,714 Shares stated to be outstanding as of November 8, 2002 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 14, 2002).

         b) The Filing Person has sole voting power and sole dispositive power with respect to 2,000,000 Shares.

         c) The following table sets forth all purchases with respect to Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, the table excludes commissions paid.

                 Date                           No. of Shares Purchased                    Price Per Share
                 ----                           -----------------------                    ---------------
               10/16/02                                  7,700                                $15.9027
               10/18/02                                 11,000                                $16.1353
               10/22/02                                  1,600                                $15.9449
               10/23/02                                  3,600                                $16.2806
               12/03/02                                  1,400                                $14.3678
               12/04/02                                   400                                 $14.0345
               12/05/02                                   200                                 $14.0000
               12/09/02                                 52,000                                $13.9229

                               Page 4 of 7 Pages
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On October 23, 2002, the Filing Person sold 800 Shares at a price of $16.2806
(excluding commissions) in the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

7.1   Commerce Promissory Note

7.2   Commerce Pledge Agreement

7.3   Proposal and Supporting Statement

                               Page 5 of 7 Pages
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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  December 12, 2002

/s/ Gregory M. Shepard
----------------------

                               Page 6 of 7 Pages
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                                  Exhibit Index

7.1   Commerce Promissory Note

7.2   Commerce Pledge Agreement

7.3   Proposal and Supporting Statement